SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               For April 27th 2007

                         Commission File Number: 1-15154

                                   ALLIANZ SE

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F |X|    Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes |_|       No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Allianz achieves its goal with tender offer for AGF - Squeeze-out to be launched

Following the closing of the tender offer for the outstanding shares, Allianz SE will hold (directly and through its subsidiary Allianz Holding France SAS) 178,030,698 shares - representing 92.18 percent of AGF share capital and voting rights - of its French subsidiary AGF. This is based upon an announcement today of the French stock market authority Autorite des Marches Financiers (AMF). Taking into account 6,199,392 treasury shares held by AGF representing 3.21 percent of the share capital, minority shareholders will hold 8,895,695 shares representing 4.61 percent and therefore less than 5 percent of the AGF share capital and voting rights following the tender offer. As stated already in the tender offer document, Allianz SE intends to launch a squeeze-out procedure pursuant to the conditions set forth in the General Regulations of the AMF. The conditions for the squeeze-out and the consideration will be announced as soon as the squeeze-out document has been filed with the AMF. "The success of this offer is another step towards the implementation of our strategy to simplify group structures and thereby improve competitive positions, which is also in the interest of our customers", commented Paul Achleitner, member of the board of Allianz SE.

These assessments are, as always, subject to the disclaimer provided below.

This communication may not be distributed or sent into, any jurisdiction where it would be unlawful. The distribution of this communication may be restricted by law in certain other jurisdictions. Accordingly, persons in whose possession it comes are required to inform themselves of and observe any such restrictions. This is not an offer to sell or buy (or the solicitation of an offer to buy or sell) any securities in any jurisdiction, including the United States of America. The offer document as well as the document in response have been published and are available on the AMF's website (www.amf-france.org).

Forward-Looking Statements

Certain statements made in this communication are forward-looking statements. Although Allianz's management believes that the expectations reflected in such forward-looking statements are reasonable, readers are cautioned that these forward-looking statement by their nature involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Many factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including those listed in our Annual Report on Form 20-F filed with the SEC on April 6, 2006. We undertake no obligation to update forward-looking statements.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        ALLIANZ SE



                                          By:  /s/ Dr. Reinhard Preusche
                                               ---------------------------------
                                               Dr. Reinhard Preusche
                                               Group Compliance



                                          By:  /s/ Dr. Giovanni Salerno
                                               ---------------------------------
                                               Dr. Giovanni Salerno
                                               Group Compliance


Date:    April 27th 2007